UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Amendment No. 1

China Distance Education Holdings Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

16944W104

(CUSIP Number)

September 26, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16944W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Orchid Asia III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 17,175,327

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 17,175,327

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,175,327

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A ☐

11.	Percent of Class Represented by Amount in Row (9) 12.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 16944W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Orchid Asia Co-Investment Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 531,267

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 531,267

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 531,267

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 16944W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Orchid China Master Fund Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 214,285 ADSs (representing 857,140 shares)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 214,285 ADSs (representing 857,140 shares)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 857,140

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 16944W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). OAIII Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 17,175,327

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 17,175,327

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,175,327

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A ☐

11.	Percent of Class Represented by Amount in Row (9) 12.1%

12.	Type of Reporting Person (See Instructions) HC

CUSIP NO. 16944W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Orchid Asia Group Management, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 17,175,327

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 17,175,327

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,175,327

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A ☐

11.	Percent of Class Represented by Amount in Row (9) 12.1%

12.	Type of Reporting Person (See Instructions) HC

CUSIP NO. 16944W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Orchid Asia Group, Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 17,175,327

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 17,175,327

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,175,327

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A ☐

11.	Percent of Class Represented by Amount in Row (9) 12.1%

12.	Type of Reporting Person (See Instructions) HC

CUSIP NO. 16944W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Orchid China Management (Cayman) Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 214,285 ADSs (representing 857,140 shares)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 214,285 ADSs (representing 857,140 shares)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 857,140

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) HC

CUSIP NO. 16944W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). YM Investment Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 19,215,378

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 19,215,378

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,215,378

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A ☐

11.	Percent of Class Represented by Amount in Row (9) 13.6%

12.	Type of Reporting Person (See Instructions) HC

CUSIP NO. 16944W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Managecorp Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 19,215,378

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 19,215,378

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,215,378

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A ☐

11.	Percent of Class Represented by Amount in Row (9) 13.6%

12.	Type of Reporting Person (See Instructions) HC

CUSIP NO. 16944W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ms. Lam Lai Ming, Veronica

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 19,215,378

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 19,215,378

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,215,378

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A ☐

11.	Percent of Class Represented by Amount in Row (9) 13.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

China Distance Education Holdings Limited

(b)	Address of Issuer's Principal Executive Offices:

18th Floor, Xueyuan International Tower
1 Zhichun Road
Haidian District
Beijing 100083, China

Item 2.

(a)	Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being filed jointly by: (i) Orchid Asia III, L.P., a Cayman Islands exempted limited partnership; (ii) Orchid Asia Co-Investment Limited, a British Virgin Islands company; (iii) Orchid China Master Fund Limited, a Cayman Islands exempted company; (iv) OAIII Holdings, L.P., a Cayman Islands exempted limited partnership; (v) Orchid Asia Group Management, Ltd., a Cayman Islands exempted company; (vi) Orchid Asia Group, Limited, a Cayman Islands exempted company; (vii) Orchid China Management (Cayman) Limited, a Cayman Islands exempted company; (viii) YM Investment Limited, a British Virgin Islands company; (ix) Managecorp Limited, a British Virgin Islands company; and (x) Ms. Lam Lai Ming, Veronica, a citizen of Hong Kong.

(b)	Address of Principal Business Offices or, if none, Residence:

The Principal Business Office of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, Orchid China Master Fund Limited, OAIII Holdings, L.P., Orchid Asia Group Management, Ltd., Orchid Asia Group, Limited, Orchid China Management (Cayman) Limited, YM Investment Limited is Suite 6110, 61st Floor, The Center, 99 Queen’s Road, Central, Hong Kong.

The Principal Business Office of Managecorp Limited is Suite 2302-03, 23/F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong.

The Resident address of Ms. Lam Lai Ming, Veronica is Flat A on 43Fl of South Tower 8, Resident Bel-Air, Island South, 38 Bel-Air Avenue, Hong Kong.

(c)	Citizenship

Please see response to part (a) of this Item 2.

(d)	Title of Class of Securities:

Ordinary Shares

(e)	CUSIP Number:

16944W104

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount Beneficially owned:

(i)	Orchid Asia III, L.P.[1]	17,175,327
(ii)	Orchid Asia Co-Investment Limited[2]	531,267
(iii)	Orchid China Master Fund Limited[3]	857,140

_________________________

[1]	Orchid Asia III, L.P. beneficially owns 17,175,327 ordinary shares.
[2]	Orchid Asia Co-Investment Limited beneficially owns 531,267 ordinary shares.
[3]	Orchid China Master Fund Limited beneficially owns 214,285 ADSs (representing 857,140 shares).

(iv)	OAIII Holdings, L.P.[4]	17,175,327
(v)	Orchid Asia Group Management, Ltd.[5]	17,175,327
(vi)	Orchid Asia Group, Limited[6]	17,175,327
(vii)	Orchid China Management (Cayman) Limited[7]	857,140
(viii)	YM Investment Limited[8]	19,215,378
(ix)	Managecorp Limited[9]	19,215,378
(x)	Ms. Lam Lai Ming, Veronica[10]	19,215,378

Items (b) and (c): Please see items 1 and 5-11 of the cover pages to this filing.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit A

_________________________

[4]

OAIII Holdings, L.P. is the general partner of Orchid Asia III, L.P. and thus may be deemed to share the power to vote and dispose or direct the disposition of such ordinary shares held by Orchid Asia III, L.P.

[5]

Orchid Asia Group Management, Ltd. is the general partner of OAIII Holdings, L.P. and thus may be deemed to share the power to vote and dispose or direct the disposition of such ordinary shares held by Orchid Asia III, L.P.

[6]

Orchid Asia Group, Limited wholly-owns Orchid Asia Group Management Ltd. and thus may be deemed to share the power to vote and dispose or direct the disposition of such ordinary shares held by Orchid Asia III, L.P.

[7]

Orchid China Management (Cayman) Limited serves as investment manager to Orchid China Master Fund Limited and thus may be deemed to share the power to vote and dispose or direct the disposition of 214,285 ADSs (representing 857,140 shares) held by Orchid China Master Fund Limited.

[8]

YM Investment Limited beneficially owns 162,911 ADSs (representing 651,644 shares). Furthermore, as described further in Exhibit A, YM investment Limited is controlling shareholder of Orchid Asia Group, Limited, Orchid Asia Co-Investment Limited and Orchid Management (Cayman) Limited and thus may be deemed to share the power to vote and dispose or direct the disposition of the 18,563,734 ordinary shares.

[9]

As described further in Exhibit A, Managecorp Limited serves as trustee to The Li 2007 Family Trust, which wholly-owns YM Investment Limited. As such, Managecorp Limited may be deemed to share the power to vote and dispose or direct the disposition of 19,215,378 ordinary shares.

[10]

As described further in Exhibit A, Ms. Lam Lai Ming, Veronica is the settler of The Li 2007 Family Trust, which wholly-owns YM Investment Limited. As such, Ms. Lam Lai Ming may be deemed to share the power to vote and dispose or direct the disposition of 19,215,378 ordinary shares.

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2008

ORCHID ASIA III, L.P.

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Director

ORCHID ASIA CO-INVESTMENT LIMITED

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Director

ORCHID CHINA MASTER FUND LIMITED

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Director

OAIII HOLDINGS, L.P.

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Director

ORCHID ASIA GROUP MANAGEMENT, LIMITED

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Director

ORCHID ASIA GROUP, LIMITED

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Director

YM INVESTMENT LIMITED

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Director

MANAGECORP LIMITED

By:	/s/ Penny Purcell
Name:	Penny Purcell
Title:	Authorized Signature

ORCHID CHINA MANAGEMENT (CAYMAN) LIMITED

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Director

MS. LAM LAI MING, VERONICA
/s/ Veronica Lam Lai Ming, as Settlor of The Li 2007 Family Trust

Joint Filing Agreement

The undersigned hereby agree to the joint filing with each other of a Schedule 13G, and all amendments thereto, with respect to each holding as to which such a report must be made, and that each such Schedule and all amendments thereto are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 3rd day of October, 2008.

ORCHID ASIA III, L.P.

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Director

ORCHID ASIA CO-INVESTMENT LIMITED

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Director

ORCHID CHINA MASTER FUND LIMITED

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Director

OAIII HOLDINGS, L.P.

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Director

ORCHID ASIA GROUP MANAGEMENT, LIMITED

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Director

ORCHID ASIA GROUP, LIMITED

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Director

YM INVESTMENT LIMITED

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Director

MANAGECORP LIMITED

By:	/s/ Penny Purcell
Name:	Penny Purcell
Title:	Authorized Signature

ORCHID CHINA MANAGEMENT (CAYMAN) LIMITED

By:	/s/ Gabriel Li
Name:	Gabriel Li
Title:	Director

MS. LAM LAI MING, VERONICA
/s/ Veronica Lam Lai Ming, as Settlor of The Li 2007 Family Trust

EXHIBIT A

Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and Orchid China Master Fund Limited are part of Orchid Asia Group, Limited, an investment complex that focuses on companies in Asia and China in particular.

OAIII Holdings, L.P. is the general partner of Orchid Asia III, L.P. Orchid Asia Group Management Ltd. is the general partner of OAIII Holdings, L.P. which is in turn a wholly-owned subsidiary of Orchid Asia Group, Limited. YM Investment Limited is controlling shareholder of Orchid Asia Group, Limited, and is wholly-owned by The Li 2007 Family Trust. The Li 2007 Family Trust is a revocable trust established under the laws of the British Virgin Islands with Ms. Lam Lai Ming, Veronica as the settlor, Managecorp as trustee and Ms. Lam Lai Ming and her family members the beneficiaries.

YM Investment Limited is also controlling shareholder of Orchid Asia Co-Investment Limited. Orchid China Management (Cayman) Limited serves as investment manager to Orchid China Master Fund Limited, which is in turn majority owned by YM Investment Limited.